February 9, 2018

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
U. S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:    Kirkland’s Inc.
Form 10-K for the Year Ended January 28, 2017
Filed March 31, 2017
File No. 0-49885

Dear Ms. Thompson:

We are filing this letter with the Securities and Exchange Commission (the “Commission”) in response to the comment of the staff of the Corporate Finance Division (the “Staff”) of the Commission set forth in its letter dated January 29, 2018, relating to the above referenced filings of Kirkland’s, Inc. (“Kirkland’s” or the “Company”). The proposed response has been read by the Company’s independent registered public accounting firm. For your convenience, the Staff’s comment has been restated below in its entirety in bold, with the response to the comment set forth immediately below the comment.

Form 10-K for the Fiscal Year Ended January 28, 2017
Financial Statements for the Fiscal Year Ended January 28, 2017
Consolidated Statements of Income, page 40

1.
We note you present a subtotal for gross profit on the face of your income statement. Please tell us how your presentation complies with the guidance in SAB Topic 11:B and Rule 5-03 of Regulation S-X as your gross profit measure appears to present a figure for income before depreciation, or revise your presentation.

Response:
In response to the Staff’s comment, in future filings the Company will reclassify store and supply chain-related depreciation expense to cost of sales for all periods presented in order to not present a figure for income before depreciation and to enable gross profit to be reflected as a GAAP measure.

The Company intends to continue to separately present depreciation within the Company’s Consolidated Statements of Operations, which will include all depreciation expense, exclusive of store and supply chain-related amounts classified in cost of sales. To avoid confusion in the Consolidated Statements of Operations, the Company intends to remove the caption next to the Cost of sales line item stating “(exclusive of depreciation as show below)” and add a caption to the Depreciation line item “(exclusive of depreciation included in cost of sales)”.

The Company will also revise its description of the items included in cost of sales to the following:

Cost of sales includes costs of product purchased from vendors, including inbound freight, receiving costs, inspection costs, warehousing costs, outbound freight, inventory damage and shrinkage, loyalty reward program charges, payroll and overhead associated with our distribution facility and its network, store occupancy costs and depreciation of leasehold improvements, equipment and other property in our stores and distribution centers.

The Company believes an appropriate allocation of depreciation expense associated with store and supply chain-related costs would be approximately $19.0 million, $16.3 million and $14.2 million in fiscal years 2016, 2015 and 2014, respectively, representing 3.2%, 2.9% and 2.8% of total revenue for fiscal years 2016, 2015 and 2014, respectively.

**************************

Jennifer Thompson
U.S. Securities and Exchange Commission
February 9, 2018

Should the Staff have any additional comments or need further information, please contact me at 615-872-4990 or nicole.strain@kirklands.com.

Sincerely,

/s/ Nicole A. Strain
Nicole A. Strain
Interim Chief Financial Officer and Controller